SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G

(Amendment No. )

BEBE STORES, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

075571109

(CUSIP Number of Class of Securities)

November 4, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	RULE 13d-1(b)
☒	RULE 13d-1(c)
☐	RULE 13d-1(d)

CUSIP NO. 075571109	Page 2 of 8

1)	Name Of Reporting Person

Prentice Capital Management, LP

2)	Check The Appropriate Box If A Member Of A Group (See Instructions)

(a)

(b) ☒

3)	SEC Use Only

4)	Citizenship Or Place Of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power:

0
	6)	Shared Voting Power

4,377,081
	7)	Sole Dispositive Power:

0
	8)	Shared Dispositive Power

4,377,081

9)	Aggregate Amount Beneficially Owned By Each Reporting Person

4,377,081

10)	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐

(See Instructions)

11)	Percent of Class Represented by Amount in Row (9)

5.47%*

12)	Type of Reporting Person (See Instructions)

PN

*Beneficial ownership percentage is based upon 80,041,021 shares of common stock, $0.001 par value per share, of Bebe Stores, Inc., a California corporation (the “Company”), issued and outstanding as of August 31, 2016, based on information reported by the Company in its Annual Report on Form 10-K for the fiscal year ended July 2, 2016, filed with the Securities and Exchange Commission on September 28, 2016.

CUSIP NO. 075571109	Page 3 of 8

1)	Name Of Reporting Person

Prentice Capital Long/Short Equity Fund, LP

2)	Check The Appropriate Box If A Member Of A Group (See Instructions)

(a)

(b) ☒

3)	SEC Use Only

4)	Citizenship Or Place Of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power:

0
	6)	Shared Voting Power

4,377,081
	7)	Sole Dispositive Power:

0
	8)	Shared Dispositive Power

4,377,081

9)	Aggregate Amount Beneficially Owned By Each Reporting Person

4,377,081

10)	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐

(See Instructions)

11)	Percent of Class Represented by Amount in Row (9)

5.47%*

12)	Type of Reporting Person (See Instructions)

PN

* Beneficial ownership percentage is based upon 80,041,021 shares of common stock, $0.001 par value per share, of Bebe Stores, Inc., a California corporation (the “Company”), issued and outstanding as of August 31, 2016, based on information reported by the Company in its Annual Report on Form 10-K for the fiscal year ended July 2, 2016, filed with the Securities and Exchange Commission on September 28, 2016.

CUSIP NO. 075571109	Page 4 of 8

1)	Name Of Reporting Person

Michael Zimmerman

2)	Check The Appropriate Box If A Member Of A Group (See Instructions)

(a)

(b) ☒

3)	SEC Use Only

4)	Citizenship Or Place Of Organization

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power:

0
	6)	Shared Voting Power

4,377,081
	7)	Sole Dispositive Power:

0
	8)	Shared Dispositive Power

4,377,081

9)	Aggregate Amount Beneficially Owned By Each Reporting Person

4,377,081

10)	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐

(See Instructions)

11)	Percent of Class Represented by Amount in Row (9)

5.47%*

12)	Type of Reporting Person (See Instructions)

IN

* Beneficial ownership percentage is based upon 80,041,021 shares of common stock, $0.001 par value per share, of Bebe Stores, Inc., a California corporation (the “Company”), issued and outstanding as of August 31, 2016, based on information reported by the Company in its Annual Report on Form 10-K for the fiscal year ended July 2, 2016, filed with the Securities and Exchange Commission on September 28, 2016.

Preliminary Statement:

This Schedule 13G is filed by the Reporting Persons (as defined in Item 2(a) below) and amends, supplements and replaces in its entirety the Schedule 13D filed by the Reporting Persons on March 4, 2016, as amended by Amendment No. 1 filed on March 14, 2016, Amendment No. 2 filed on April 5, 2016 and Amendment No. 3 filed on April 20, 2016 (collectively, the “Schedule 13D”), with respect to the shares of Common Stock, par value $0.001 per share (the “Shares”), of Bebe Stores, Inc. (the “Company”). The Schedule 13D had superseded a Schedule 13G previously filed by Prentice Capital Management, LP and Michael Zimmerman on February 24, 2016 with respect to the Shares of the Company. As of the date of this filing, the Reporting Persons no longer hold any Shares of the Company with any purpose of, or with the effect of, changing or influencing control of the Company or in connection with or as a participant in any transaction having that purpose or effect. In accordance with Rule 13d-1(h), the Reporting Persons accordingly determined to again report their beneficial ownership of Shares of the Company on Schedule 13G.

ITEM 1(a). Name of Issuer:

Bebe Stores, Inc.

ITEM 1(b). Address of Issuer's Principal Executive Offices:

400 Valley Drive

Brisbane, CA 94005

ITEM 2(a). Names of Person Filing:

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Prentice Capital Management, LP, a Delaware limited partnership (“Prentice Capital Management”), with respect to the Shares of the Company reported in this Schedule 13G (the “Schedule 13G”).

(ii)	Prentice Capital Long/Short Equity Fund, LP is a Delaware limited partnership (“Prentice Long/Short”) and the owner of the Shares reported in this Schedule 13G.

(iii)	Michael Zimmerman who is the managing member of certain entities that, directly or indirectly, serve as the general partner or investment manager of Prentice Long/Short, the entity that own the Shares reported in this Schedule 13G.

ITEM 2(b). Address of Principal Business Office Or, If None, Residence:

The address for the Reporting Persons is 100 West Putnam Avenue-Slagle House, Greenwich, CT 06830.

ITEM 2(c). Citizenship:

Each of Prentice Capital Management and Prentice Long/Short is organized under the laws of the State of Delaware. Mr. Zimmerman is a citizen of the United States.

ITEM 2(d). Title of Class of Securities:

Common Stock, $0.001 par value per share

ITEM 2(e). CUSIP Number: 075571109

ITEM 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

Not Applicable

ITEM 4. Ownership:

Prentice Long/Short is the owner of the Shares reported in this Schedule 13G. Prentice Capital Management serves as investment manager to Prentice Long/Short and, as such, has voting and dispositive authority over the Shares reported in this Schedule 13G. Michael Zimmerman is the managing member of certain entities that, directly or indirectly, serve as the general partner or investment manager of Prentice Long/Short As such, he may be deemed to control Prentice Capital Management and Prentice Long/Short and therefore may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G. Each of Prentice Capital Management and Michael Zimmerman disclaims beneficial ownership of all of the Shares reported in this Schedule 13G, except to the extent of his or its pecuniary interest.

(a)	Amount Beneficially Owned: 4,377,081 Shares

(b)	Percent of class: 5.47%

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,377,081 Shares

(iii)	Sole power to dispose or to direct the disposition: 0

(iv)	Shared power to dispose or to direct the disposition: 4,377,081 Shares

ITEM 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

See Item 4

ITEM 9. Notice of dissolution of group.

Not applicable.

ITEM 10. Certifications.

By signing below the undersigned certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 4, 2016

PRENTICE CAPITAL MANAGEMENT, LP

By:	/s/ Michael Zimmerman
Name: Michael Zimmerman
Title: Chief Executive Officer

PRENTICE CAPITAL LONG/SHORT EQUITY FUND, LP

By: Prentice Capital Management, LP, its Investment Manager

By:	/s/ Michael Zimmerman
Name: Michael Zimmerman
Title: Chief Executive Officer

/s/ Michael Zimmerman
Michael Zimmerman

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)